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                                FORM 8-A/A
                                Amendment No. 2

                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

           FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                PURSUANT TO SECTION 12(b) OR (g) OF THE
                    SECURITIES EXCHANGE ACT OF 1934

                        MYLAN LABORATORIES INC.
        (Exact name of registrant as specified in its charter)

         Pennsylvania                                    25-1211621
         ------------                                    ----------
(State of Incorporation or Organization)    (I.R.S. Employer Identification No.)

      130 Seventh Street, 1030 Century Bldg.
                  Pittsburgh, PA                           15222
                  --------------                           -----
     (Address of principal executive offices)           (Zip Code)

If this Form relates to the  registration  of a class of securities  pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box: [X]

If this Form relates to the  registration  of a class of securities  pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box:[]

Securities  Act  registration  statement file number to which this form relates:
001-9114

Securities to be registered pursuant to Section 12(b) of the Act:

    Title of each class                  Name of each exchange on which
    to be so registered                  each class is to be registered
    -------------------                  ------------------------------

    Share Purchase Rights                New York Stock Exchange


Securities to be registered pursuant to Section 12(g) of the Act: None




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Item 1.  Description of the Registrant's Securities to be Registered.
         -----------------------------------------------------------

         On August 22, 1996, the Board of Directors of Mylan Laboratories Inc. (the "Corporation") adopted a Shareholder Rights Plan and declared a dividend of one share purchase right ("Right") on each outstanding share of Common Stock on the record date. The Corporation also entered into a Rights Agreement dated as of August 22, 1996 (the "Rights Agreement") with American Stock Transfer & Trust Company, as Rights Agent. Each Right entitles the registered holder to purchase from the Corporation one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.50 per share ("Preferred Stock"), or, in certain circumstances, shares of Common Stock, other securities, and/or cash or other property, at a purchase price of $90 per share of Preferred Stock (or, when applicable, Common Stock, securities, cash, and/or other property), subject to adjustment.

         The Corporation has amended Sections 1(i), 23(a) and 27 of the Rights Agreement to eliminate those provisions that placed certain limitations on the ability of the Board of Directors to redeem the Rights or amend the Rights Agreement. Under the amended Rights Agreement, the Board has authority to redeem the Rights for $.001 per Right or to amend the Rights Agreement, including when a person or group of persons proposes to acquire 15% of the Corporation's Common Stock (an "Acquiring Person"), prior to a public announcement that any person or group of persons has become an Acquiring Person. Such a redemption or amendment would have the effect of extinguishing the Rights or altering their terms to permit an acquisition and would reflect the Board's acceptance of the acquisition of the Corporation's shares by the Acquiring Person.


         Under the terms of the original Rights Agreement, if the Board's authorization of the redemption of the Rights or amendment of the Rights Agreement occurred following a change (resulting from a proxy solicitation) in a majority of the directors in office at the commencement of the solicitation, and any person participating in the solicitation had stated (or if upon the commencement of such solicitation, a majority of the Board had determined in good faith) that such acquiring person had taken or intended to take any action that would result in such person becoming an Acquiring Person or that would have caused the occurrence of a "Triggering Event" (the existence of these circumstances having been defined as an "Adverse Change of Control"), then the Rights could be redeemed only if there were "Continuing Directors" in office and such redemption were to have been authorized by a majority of such Continuing Directors. The term "Continuing Director," which is no longer used in the amended Rights Agreement, was defined to include any Board member who was not, and was not associated or affiliated with, an Acquiring Person or who subsequently became a member of the Board upon the recommendation of a majority of the Continuing Directors. The term "Triggering Event" includes the Corporation's acquisition in a merger or other business combination or its sale of 50% or more of its assets or earning power.


                                       -2-

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         The  amendment   eliminates  the  special  rights  held  by  Continuing
Directors. As a result, under the terms of the amended Rights Agreement, a majority of the Board of Directors (including those who would not have
previously  been  classified  as  "Continuing   Directors")  may  authorize  the
redemption of the Rights or the amendment of the Rights Agreement under any circumstances in which the Board feels that it is appropriate to do so at any time prior to the public announcement that any person or group of persons has become an Acquiring Person.








Item 2.  Exhibits.

No.                        Description

1                          Amendment to Rights Agreement





                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf of the undersigned, thereto duly authorized.

                         MYLAN LABORATORIES INC.

                         By   /s/ Milan Puskar
                         Name:    Milan Puskar
                         Title: Chairman and Chief Executive Officer

Date:    March 31, 2000



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                                    Exhibit 1

                          AMENDMENT TO RIGHTS AGREEMENT

                  This Amendment, dated as of November 8, 1999 (this "Amendment"), to the Rights Agreement, dated as of August 22, 1996, between Mylan Laboratories Inc., a Pennsylvania corporation (the "Company"), and American Stock Transfer & Trust Company (the "Rights Agent").

                  WHEREAS, the Company and the Rights Agent desire to amend the Rights Agreement to (i) eliminate provisions that place certain limitations on the ability of the full Board of Directors of the Company to redeem or amend the Rights Agreement in the event of an Adverse Change of Control (as defined in the Rights Agreement) and (ii) eliminate the ten day period after a Shares Acquisition Date during which the Rights Agreement can be freely amended or redeemed; and

                  WHEREAS, pursuant to and in compliance with Section 27 of the Rights Agreement, the Company and the Rights Agent desire to amend the Rights Agreement as set forth in this Amendment.

                  NOW THEREFORE, in consideration of the premises and the mutual agreements set forth herein and in the Rights Agreement, the parties hereto agree as follows:

                  1. Section 1(i) of the Rights Agreement, in which the term "Continuing Director" is defined, is hereby deleted and is not replaced.

                  2. Section 23(a) of the Rights Agreement is hereby amended in its entirety to read as follows:

                  Section 23. Redemption. (a) The Board of Directors of the Company may, at its option, at any time prior to the Shares Acquisition Date, redeem all but not less than all the then outstanding Rights at a redemption price of $0.001 per Right, appropriately adjusted to reflect any stock split, stock dividend, or similar transaction occurring after the date hereof (such redemption price, as adjusted, being hereinafter referred to as the "Redemption Price"). Notwithstanding the foregoing, the aggregate Redemption Price payable to any holder of Rights upon the redemption of all Rights held by such holder shall be rounded to the nearest one cent ($0.01) (such that fractions of one cent ($0.01) greater than or equal to one-half of one cent ($0.005) shall be rounded up to the next highest cent and fractions of one cent ($0.01) less than one-half of one cent ($0.005) shall be rounded down to the next lowest cent); and further provided that the aggregate Redemption Price payable to any holder of Rights upon the redemption of all Rights held by such Person shall in no event be less than $0.01. The redemption of the Rights by the Board of Directors may be made effective at such time, on such basis, and with such conditions as the Board of Directors in its sole discretion may establish.


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                  3. Section 27 of the Rights Agreement is hereby amended in its entirety to read as follows:

                  Section 27. Supplements and Amendments. The Company may from time to time supplement or amend this Agreement without the approval of any holders of Right Certificates in order to cure any ambiguity, to correct or supplement any provision contained herein that may be defective or inconsistent with any other provisions herein, or to make any other provisions with respect to the Rights that the Company may deem necessary or desirable, any such supplement or amendment to be evidenced by a writing signed by the Company and the Rights Agent; provided, however, that from and after the Shares Acquisition Date, this Agreement shall not be amended in any manner that would adversely affect the interests of the holders of Rights (other than Rights that have become void pursuant to Section 7(e) hereof). Without limiting the foregoing, the Company may at any time prior to the Shares Acquisition Date, subject to the conditions set forth in the immediately preceding sentence, amend this Agreement to lower the thresholds set forth in Sections 1(a) and 3(a) to not less than the lesser of (i) the sum of .001% and the largest percentage of the outstanding Common Shares then known by the Company to be Beneficially Owned by any Person (other than the Company, any Subsidiary of the Company, any employee benefit plan of the Company or any Subsidiary of the Company, or any entity holding Common Shares for or pursuant to the terms of any such plan) and (ii) 15%.

                  4. This Amendment shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania.

                  5. This Amendment may be executed in counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

                  6. Except as expressly set forth herein, this Amendment shall not by implication or otherwise alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Rights Agreement, all of which are ratified and affirmed in all respects and shall continue in full force and effect.




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                  IN WITNESS  WHEREOF,  the  parties  hereto  have  caused  this
Amendment to be duly executed and attested, all as of the day and year first above written.

                                            MYLAN LABORATORIES INC.


                                       By:
                                             Name:    Milan Puskar
                                            Title:   Chairman, President and CEO

Attest


By:
         Name:    Robert Smiley
         Title:   Secretary

                                            AMERICAN STOCK AND TRUST COMPANY,
                                            as Rights Agent


                                       By:
                                              Name:
                                              Title:

Attest


By:
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         Title: